					Exhibit 99(b)

Entergy Gulf States, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					June 30,
	2002	2003	2004	2005	2006	2007

Fixed charges, as defined:
Total Interest charges	$144,840	$157,343	$133,598	$126,788	$149,780	$155,947
Interest applicable to rentals	16,483	16,694	13,707	8,832	8,928	9,934

Total fixed charges, as defined	161,323	174,037	147,305	135,620	158,708	165,881

Preferred dividends, as defined (a)	6,190	6,845	6,991	6,444	5,969	9,164

Combined fixed charges and preferred dividends, as defined	$167,513	$180,882	$154,296	$142,064	$164,677	$175,045

Earnings as defined:

Income (loss) from continuing operations before extraordinary items and
the cumulative effect of accounting changes	$174,078	$63,895	$192,264	$206,497	$211,988	$173,310
Add:
Income Taxes	65,997	24,249	108,288	110,270	107,067	96,790
Fixed charges as above	161,323	174,037	147,305	135,620	158,708	165,881

Total earnings, as defined (b)	$401,398	$262,181	$447,857	$452,387	$477,763	$435,981

Ratio of earnings to fixed charges, as defined	2.49	1.51	3.04	3.34	3.01	2.63

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.40	1.45	2.90	3.18	2.90	2.49

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.